EXHIBIT 99.1

Student Transportation Inc. Locks in Fuel

WALL, N.J., Feb. 4, 2015 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB) today announced that its subsidiary, Student Transportation of America, Inc. ("STA") has locked in lower fuel costs for next fiscal year.

"Global markets have seen a significant decrease in fuel prices over the last several months, which certainly improves our 'at risk' portion of fuel exposure," stated STI CEO Denis Gallagher. "We have been asked lately about the decrease in market fuel prices, which we believe will be very attractive news for the Company both in this fiscal year and the next. Despite the fact that we lock in a portion of our fuel cost prior to the start of each school year on a normal basis, we have decided to take advantage of the recent price declines and to lock in a similar portion for next fiscal year."

Prices have been declining steadily from September 2014 through this past week. At the end of January 2015, the price of oil was approximately $50 per barrel. "We have seen some positive impacts on our fuel expense for the three and six months ended December 2014, and expect to see that trend continue in the second half of the fiscal year, which runs through June 2015, based on the current level of market prices," said Mr. Gallagher. "The Company anticipates fuel expense for the current fiscal year will be in the range of 7.5% to 7.7% of revenue compared to the 8.8% reflected in the fiscal year 2014 results."

STI has previously stated it is exposed to changes in the market price of fuel, but currently has fuel mitigation features in approximately 60% of its revenue contracts that provide some measure of protection against any market price increases. "Some of our customers are enjoying the market price decline, since a portion of our fuel mitigation consists of the outright purchase of fuel by those school districts. Our remaining fuel mitigation is tied to reimbursements associated with fuel price caps and collars, which act as insulators against swings either way," said Mr. Gallagher. "So while the Company is still somewhat exposed to price increases, we also benefit to some extent with a decline in market fuel prices. For that reason, we have been locking in with fuel vendors for fiscal year 2016 and expect an additional reduction in fuel expense levels next year."

The company will discuss the current fuel environment in the management discussion and analysis for the second quarter of fiscal year 2015 and the quarterly conference call scheduled for February 12, 2015.

About Student Transportation

Founded in 1997, Student Transportation Inc. (STI) is North America's third-largest and fastest-growing provider of school bus transportation services, operating more than 12,000 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: Investor Contacts

         Patrick Walker
         Chief Financial Officer

         Patrick Gallagher
         Marketing & Communications Manager
         pgallagher@rideSTA.com